Exhibit 99.1

Bitdeer Announces Appointment of Jihan Wu as New Chief Executive Officer as Linghui Kong Transitions to Chief Business Officer

SINGAPORE, January 29, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced the appointment of Mr. Jihan Wu, the Company’s Founder and Chairman of its Board of Directors (the “Board”), as Chief Executive Officer of the Company, effective on March 1, 2024. In addition to his new role as Chief Executive Officer, Mr. Jihan Wu will remain as Chairman of the Company’s Board. The Company’s current Chief Executive Officer Mr. Linghui Kong will transition to the role of Chief Business Officer and will continue to serve as a member of the Company’s Board, also effective on March 1, 2024.

Jihan Wu, Founder and Chairman of Bitdeer, commented, “I’d like to thank Linghui for his valuable contributions to Bitdeer over the past three years. During his tenure, we have made significant progress in developing our business, strengthening our foundations, and positioning Bitdeer for its next growth phase. Linghui’s transition to Chief Business Officer and my appointment as Chief Executive Officer enable both of us to focus on our respective areas of expertise. Furthermore, our realigned roles will empower us to make even greater contributions to Bitdeer’s long-term development and position us to fully capitalize on emerging strategic growth opportunities.”

“I am proud of the success Bitdeer has achieved thus far, and I am excited to lead our team through a new era of strategic development,” Mr. Wu continued. “Going forward, we will allocate our resources to develop cutting-edge technologies, cultivate a strong leadership team, attract more high-caliber individuals to join our ranks, and further bolster our corporate culture. Through these efforts and our ongoing commitment to excellence, I am confident Bitdeer will develop into a preeminent technology enterprise.”

Linghui Kong, the current Chief Executive Officer of Bitdeer, added, “Serving as Bitdeer’s CEO has been an extraordinary journey, filled with numerous accomplishments and invaluable experiences. It has been a privilege to lead such a dedicated team and advance our shared vision. I look forward to transitioning to my new role and working alongside Jihan to deliver sustainable value for our shareholders.”

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media Inquiries：
pr@bitdeer.com

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056